3700 Glenwood Avenue, #530 Raleigh, NC 27612

January 21, 2015
VIA EDGAR
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-4041
Attention: Asen Parachkevov
Re: Triangle Capital Corporation — Registration Statement on Form N-2, File No. 333-199102 (the “Registration Statement”)

In accordance with the Staff’s request, the company hereby acknowledges the need for review by the Financial Industry Regulatory Authority, Inc. of underwriting arrangements in connection with any underwritten offering under the above referenced registration statement.
Should you have any questions concerning this request, please contact me at (919) 719-4770 or, our counsel, John A. Good at Morrison & Foerster at (202) 877-1655.

Sincerely,

TRIANGLE CAPITAL CORPORATION

By:	/s/ Garland S. Tucker, III
Name:	Garland S. Tucker, III
Title:	Chief Executive Officer